# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TAT Technologies Ltd, CIK 0000808439
CUSIP: M8740S227
Title of class of securities: Ordinary Shares, No Par Value
Address of issuer's principal executive offices: 5 Hamelacha St., Netanya, Israel (L3), 4250540
Date of event which requires filing of this statement: 06/03/2025
Amends the filing with accession number 0001178913-13-002436
Filed by CIK 0001426753
Persons authorized to receive notices and communications: FIMI FIVE 2012 Ltd., Alon Towers 2, 94 Yigal Alon St., Tel Aviv, Israel (L3), 6789141, 97235652244

## Reporting persons
- Ishay Davidi (CIK 0001426753): type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 380,202; sole dispositive power 0; shared dispositive power 380,202; aggregate amount beneficially owned 380,202 (3% of the class)
  Comment: Based on a total of 12,565,358 Ordinary Shares issued and outstanding as reported by the Issuer.
- FIMI Opportunity V, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 179,290; sole dispositive power 0; shared dispositive power 179,290; aggregate amount beneficially owned 179,290 (1.4% of the class)
- FIMI Israel Opportunity V, Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Israel (L3); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 200,912; sole dispositive power 0; shared dispositive power 200,912; aggregate amount beneficially owned 200,912 (1.6% of the class)
- FIMI FIVE 2012 Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 380,202; sole dispositive power 0; shared dispositive power 380,202; aggregate amount beneficially owned 380,202 (3% of the class)
- Shira and Ishay Davidi Management Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 380,202; sole dispositive power 0; shared dispositive power 380,202; aggregate amount beneficially owned 380,202 (3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, No Par Value
Name of issuer: TAT Technologies Ltd
Address of issuer's principal executive offices: 5 Hamelacha St., Netanya, Israel (L3), 4250540

## Item 4. Purpose of Transaction
Purpose of transaction:
On May 29, 2025, TAT Technologies Ltd. (the "Company") entered into an underwriting agreement (the "Underwriting Agreement") with FIMI Opportunity V, L.P. and FIMI Israel Opportunity Five, Limited Partnership, as selling shareholders (the "Selling Shareholders"), and Stifel, Nicolaus & Company, Incorporated and Truist Securities, Inc., as representatives of the several underwriters named in Schedule I thereto (the "Underwriters"), relating to an underwritten public offering (the "Offering") of 4,150,000 ordinary shares, no par value per share, of the Company at a public offering price of $26.00 per share. The Company is selling 1,625,000 ordinary shares and the Selling Shareholders are selling 2,525,000 ordinary shares. In addition, the Company and the Selling Shareholders granted the Underwriters an option to purchase up to an additional 242,298 and 380,202 ordinary shares, respectively, at the public offering price less the underwriting discount and commissions.

The Offering was made pursuant to the Company's effective registration statement on Form F-3 (File No. 333-286699), previously filed with the Securities and Exchange Commission.

The Offering closed on June 3, 2025.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Persons beneficially own and have shared power to vote and shared power of disposition over 380,202 Ordinary Shares, representing approximately 3.0% of the Company's Ordinary Shares (based upon the 12,565,358 Ordinary Shares outstanding as of June 3, 2025).
Transactions in the class effected during the past sixty days: The information set forth in Item 4 is incorporated herein by reference.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Reporting Persons ceased to beneficially own more than 5% of the Company's Ordinary Shares on June 3, 2025.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Items 4 and 5 is incorporated herein by reference.

## Signatures
- Ishay Davidi: /S/ ISHAY DAVIDI, ISHAY DAVIDI (06/03/2025)
- FIMI Opportunity V, L.P.: /S/ ISHAY DAVIDI, ISHAY DAVIDI/CEO (06/03/2025)
- FIMI Israel Opportunity V, Limited Partnership: /S/ ISHAY DAVIDI, ISHAY DAVIDI/CEO (06/03/2025)
- FIMI FIVE 2012 Ltd.: /S/ ISHAY DAVIDI, ISHAY DAVIDI/CEO (06/03/2025)
- Shira and Ishay Davidi Management Ltd.: /S/ ISHAY DAVIDI, ISHAY DAVIDI/CEO (06/03/2025)